SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs that pursuant to Article 12 of CVM Instruction 358/2002, as amended and currently in force, received correspondence from BLACKROCK, Inc. ("Shareholder") through which declares that has sold class B preferred shares and, on 11/30/2016, its holdings reached, in aggregate 13,199,304 class B preferred shares, representing approximately 4.97% of the class B preferred shares issued by the Company.

In its correspondence the Shareholder also said that the purpose of those shares is strictly investment, not intended to promote shareholder control change or in the Company's management structure; and which were not concluded any instruments governing the exercise of voting rights or the purchase and sale of securities issued by the Company and their ownership.

The Company received the full correspondence and it is attached to this announcement.

Rio de Janeiro, December 2, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

[Free Translation of BlackRock, Inc correspondence]

“Centrais Elétricas Brasileiras S / A - Shareholding Sale of Relevant Participation

Dear Sirs

1. The BlackRock Inc. ("BlackRock") comes in the name of some of its customers, as the investment manager, report that has sold class B preferred shares issued by Centrais Elétricas Brasileiras S/A (“Eletrobras” or “Company”), and on November 30, 2016, its holdings reached, in aggregate 13,199,304 of class B preferred shares and American Depositary Receipts (“ADR”) representatives of class B preferred shares issued by the Company, representing, in total, approximately 4.97%.

2. In order to meet the provisions of Article 12 of Instruction 358 of the Comissão de Valores Mobiliários ("CVM"), dated January 3, 2002, as amended, BlackRock hereby requests the Investor Relations Officer of the Company to disclose the following information to the CVM and other relevant bodies:

i. BlackRock is headquartered at 55 East 52nd Street, New York City, New York, 10022-0002, United States;

ii. The shareholding participation held by BlackRock reached, in aggregate, 13,199,304 of class B preferred shares and ADR representatives of calss B preferred shares, representing approximately 4.97% of the total Class B preferred shares issued by the Company as specified in item 1 above;

iii. The purpose of the above shareholdings are strictly for investment, not aiming at a change of control or the Company's management structure; and

iv. There were not concluded by BlackRock any contracts or agreements regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

3. We remain available for any further information you may require regarding the matter.

Best Regards”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.